Securities and Exchange Commission

May 22, 2018

May 22, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Minaro Corp. Amendment No. 2 Registration Statement on Form S-1 Filed May 14, 2018 File No. 333-223963

Ladies and Gentlemen:

We are submitting this letter on behalf of Minaro Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 21, 2018 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-223963) filed with the Commission on May 14, 2018 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.

Please update your financial statements to comply with Rule 8-08 of Regulation S-X by including audited financial statements for the fiscal year ended March 31, 2018. Please provide corresponding updated disclosures throughout your filing.

In regards to item #1, the company does not have a 3/31 year-end. The company had a year-end of 11/30/17 and then changed its year-end to 1/31/18 which were both audited.

Summary Financial Information, page 7

2.

You stated in your response to comment 1 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. Please revise so that the amount of the net loss for each period presented agrees to the financial statements included in the prospectus.

The information was revised.

Dilution, page 16

3.

You stated in your response to comment 2 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. Please note that the proceeds of the offering should be reduced by the expenses of the offering to compute pro forma net tangible book value per share after the offering. Please revise.

Securities and Exchange Commission

May 22, 2018

The information was revised.

4.

You stated in your response to comment 3 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. As previously requested, please include a comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Please refer to Item 506 of Regulation S-K.

The information was revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

5.

We reviewed your response to comment 4 noting that you revised your disclosure to add a bullet point that your election to provide the scaled disclosures available to emerging growth companies is irrevocable. However, your decision to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is the only election under the JOBS Act that is irrevocable. Please revise your disclosure on page 14 stating that your election to provide scaled disclosures available to emerging growth companies is irrevocable. In addition, please disclose that you chose not to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standard and that your election is irrevocable.

The information was revised.

Sincerely,

/s/ Yulia Lazaridou

President of Minaro Corp.